UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

LightInTheBox Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.000067 per share

(Title of Class of Securities)

53225G102

(CUSIP Number)

Lung Shei Kei

Company Secretary

Zall Group Ltd.

Suite 2101, 21st Floor, Two Exchange Square

Central, Hong Kong

852-3153-5810

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang, Esq.

Morgan, Lewis & Bockius LLP

Beijing Kerry Centre South Tower

No. 1 Guang Hua Road

Beijing 100020

People’s Republic of China

86-10-5876-3586

March 23, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (HK) Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 2,999,540
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,999,540
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,999,540
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 2.1%*
14	Type of Reporting Person CO

* See Item 5 for Information on calculating this percentage.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Cross-border E-commerce Investment Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 49,955,000
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 49,955,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,955,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 34.4%*
14	Type of Reporting Person CO

* See Item 5 for Information on calculating this percentage.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development (BVI) Holding Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 52,958,740
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,958,740
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,958,740
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.4%*
14	Type of Reporting Person CO

* See Item 5 for Information on calculating this percentage.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Group Ltd. *
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 52,958,740
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,958,740
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,958,740
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.4%†
14	Type of Reporting Person HC

* Zall Development Group Ltd. changed its name to Zall Group Ltd. on May 20, 2016.

† See Item 5 for Information on calculating this percentage.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Zall Development Investment Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 52,958,740
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,958,740
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,958,740
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.4%*
14	Type of Reporting Person CO

* See Item 5 for Information on calculating this percentage.

CUSIP No. 53225G102	13D/A

1	Name of Reporting Person I.R.S. Identification of Above Person Yan Zhi
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China (“PRC”)
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 52,958,740
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 52,958,740
11	Aggregate Amount Beneficially Owned by Each Reporting Person 52,958,740
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13	Percent of Class Represented by Amount in Row (11) 36.4%*
14	Type of Reporting Person IN

* See Item 5 for Information on calculating this percentage.

CUSIP No. 53225G102	13D/A

Item 1.  Security and Issuer.

This Amendment No. 2 to the statement on Schedule 13D (this “Amendment”) relates to Ordinary Shares of LightInTheBox Holding Co., Ltd., a company incorporated in the Cayman Islands (the “Issuer”).  Two Ordinary Shares of the Issuer are represented by one American depository share (“ADS”).  The Issuer’s principal executive offices are located at Tower 2, Area D, Diantong Square; No. 7 Jiuxianqiao North Road; Chaoyang District, Beijing 100015; PRC.

This Amendment supplements and amends the statement on Schedule 13D filed on April 11, 2016 and amendment No. 1 filed thereto on October 21, 2016 (as amended, the “Initial Statement”). Capitalized terms used in this Amendment, but not otherwise defined, have the meanings given to them in the Initial Statement.

This Amendment:

•                  Amends and supplements disclosures under Items 2, 3, 4, 6 and Attachment A of the Initial Statement, and

•                  Amends and restates disclosures in the cover pages and under Items 5 and 7 of the Initial Statement.

Other than as amended by this Amendment, the disclosures in the Initial Statement are unchanged.  Responses to each item of this Amendment are incorporated by reference into the response to each other item, as applicable.

Item 2.  Identity and Background.

Item 2 of the Initial Statement is hereby amended and supplemented to include Zall Development (HK) Holding Company Limited (“Purchaser”) as a Reporting Person. Purchaser is a direct wholly-owned subsidiary of Development.

Item 3.  Source or Amount of Funds or Other Consideration.

Item 3 of the Initial Statement is hereby amended and supplemented by adding the following to the end thereof:

“Pursuant to the Trading Plans (as defined below), Stifel executed open market purchases of the ADSs.  Using cash on hand in the amount of approximately $2,260,528 from working capital (excluding commissions), a total of 774,249 ADSs (which are equivalent to 1,548,498 Ordinary Shares) were purchased since October 21, 2016, which includes certain purchases made outside of, and pursuant to, the Trading Plans.

The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of shares purchased at each separate price.”

Item 4.  Purpose of Transaction.

Item 4 of the Initial Statement is hereby amended and supplemented by deleting the first paragraph under the heading “Further Matters” and adding the following in its place:

“On September 9, 2016, the Purchaser and Stifel entered into the Trading Plan. The Trading Plan expired pursuant to its terms on March 10, 2017. On March 24, 2017, Parent and Stifel entered into a Rule 10b5-1 trading plan (the “Second Trading Plan” and, together with the Trading Plan, the “Trading Plans”). Pursuant to the Second Trading Plan, Stifel may execute open market purchases of the ADSs on behalf of Parent subject to the satisfaction of certain conditions including, among others, the trading price until the Second Trading Plan terminates.”

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Initial Statement is hereby amended and restated by the following:

“(a) and (b)

Per the Issuer’s Registration Statement on Form F-3/A (File No. 333-212007) filed on September 2, 2016 with the Commission, the Issuer has 137,878,465 Ordinary Shares outstanding as of September 2, 2016.

CUSIP No. 53225G102	13D/A

When the Ordinary Shares that may be purchased under the Warrant are included, the Reporting Persons may be deemed to have beneficial ownership of an additional 7,455,000 Ordinary Shares that are deemed outstanding for purposes of disclosing the total number and percentage of Ordinary Shares under Items 1 and 5.

Purchaser may be deemed to beneficially own 2,999,540 Ordinary Shares and 2.06% of the Ordinary Shares assuming 145,333,465 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

E-commerce may be deemed to beneficially own 49,955,000 Ordinary Shares and 34.37% of the Ordinary Shares assuming 145,333,465 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

Each of Development, Parent, Investment and Yan may be deemed to beneficially own 52,958,740 Ordinary Shares and 36.44% of the Ordinary Shares assuming 145,333,465 Ordinary Shares outstanding which includes 7,455,000 Ordinary Shares purchasable under the Warrant.

No Reporting Person has the sole power to vote, or direct the vote, or sole power to dispose, or direct the disposition of, the securities of the Issuer.  Each Reporting Person has the shared power to vote, or to direct the vote, or shared power to dispose, or direct the disposition of, such securities subject to the terms of the Subscription Agreement and the IR Agreement and any other applicable agreements.

Yan is the sole beneficial owner of Investment which beneficially owns approximately 75% of Parent which indirectly controls all of the beneficial interests in Development which is the sole beneficial owner of each of E-commerce and the Purchaser.  Pursuant to Rule 13d-3, Yan may be deemed to share beneficial ownership over the securities beneficially held by E-commerce and the Purchaser.

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any securities disclosed herein, and such beneficial ownership is expressly disclaimed.  To each Reporting Person’s knowledge, no Ordinary Shares are beneficially owned by any person listed on Attachment A of the Initial Statement.

(c)

Pursuant to the Trading Plans, Stifel may execute open market purchases of the ADSs.  Using cash on hand in the amount of approximately $479,392 from working capital (excluding commissions), a total of 160,550 ADSs (which are equivalent to 321,100 Ordinary Shares) were purchased since January 27, 2017, which includes certain purchases made outside of, and pursuant to, the Trading Plans.  Below is a table of the purchases.

Date	No. of ADSs	Average Unit Price	Price Range for Purchased ADS
1/27/2017	5,900	$3.08	$3.08 - $3.10
1/30/2017	4,300	$2.95	$2.94 - $3.01
1/31/2017	2,162	$2.98	$2.97 - $3.02
2/1/2017	4,300	$3.05	$2.97 - $3.10
2/2/2017	4,300	$3.11	$3.09 - $3.11
2/3/2017	1,294	$3.11	$3.11 - $3.11
2/6/2017	3,300	$3.09	$3.08 - $3.10

CUSIP No. 53225G102	13D/A

Date	No. of ADSs	Average Unit Price	Price Range for Purchased ADS
2/7/2017	3,300	$3.07	$3.02 - $3.09
2/8/2017	3,300	$3.01	$3.00 - $3.03
2/9/2017	2,390	$3.07	$3.03 - $3.10
2/10/2017	2,328	$3.01	$2.98 - $3.02
2/13/2017	2,300	$3.00	$3.00 - $3.00
2/14/2017	2,300	$2.98	$2.95 - $2.99
2/15/2017	2,300	$2.92	$2.89 - $2.96
2/16/2017	2,300	$2.97	$2.95 - $3.13
2/21/2017	2,300	$2.99	$2.99 - $3.13
2/21/2017	1,900	$3.00	$2.99 - $3.00
2/22/2017	1,900	$2.96	$2.91 - $2.97
2/23/2017	1,900	$2.97	$2.96 - $2.97
2/24/2017	200	$2.85	$2.85 - $2.85
2/27/2017	1,600	$2.96	$2.95 - $2.96
2/28/2017	1,600	$3.00	$3.00 - $3.00
3/1/2017	1,600	$2.89	$2.89 - $2.92
3/2/2017	1,600	$2.96	$2.95 - $2.96
3/3/2017	1,600	$2.92	$2.90 - $2.95
3/6/2017	1,400	$2.92	$2.92 - $2.92
3/7/2017	500	$2.87	$2.85 - $2.87
3/8/2017	1,400	$2.85	$2.84 - $2.86
3/9/2017	1,400	$2.86	$2.85 - $2.88
3/10/2017	1,400	$2.83	$2.83 - $2.83
3/21/2017	9,693	$2.91	$2.86 - $2.90
3/22/2017	29,383	$2.97	$2.88 - $3.00
3/23/2017	51,000	$3.00	$2.88 - $3.01
3/27/2017	2,100	$2.81	$2.79 - $2.82

The Reporting Persons undertake to provide upon request by the staff of the Commission full information regarding the number of shares purchased at each separate price within the ranges set forth above.  Except as set forth above or incorporated by reference herein, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the persons named in Attachment A of the Initial Statement have effected any transitions in the Ordinary Shares or ADSs within the past 60 days.

(d)

None.

(e)

Not Applicable.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Statement is hereby amended and supplemented by adding the following paragraph to the end thereof:

“On March 24, 2017, Parent and Stifel entered into the Second Trading Plan.  Pursuant to the Second Trading Plan, Stifel may execute open market purchases of the ADSs subject to the satisfaction of certain conditions including, among others, the trading price.  A copy of the Second Trading Plan is filed as Exhibit 5 hereto and the foregoing description of the Second Trading Plan is qualified in its entirety to such exhibit.”

CUSIP No. 53225G102	13D/A

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and restated by the following:

“Exhibit Number	Description

1

Subscription Agreement, dated as of March 17, 2016, between Zall Cross-border E-commerce Investment Company Limited and LightInTheBox Holding Co., Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 6-K filed on March 17, 2016) that contains the Form of Warrant as Exhibit A and the Form of Investor Rights Agreement among the Issuer, E-commerce, Guo, and Wincore as Exhibit C.

2

Margin Loan Confirmation, dated as of March 23, 2016, between CCB International Securities Limited and E-commerce (incorporated by reference to Exhibit 2 to the Initial Statement filed on April 11, 2016 by the Reporting Persons).*

3	Trading Plan, dated as of September 9, 2016, between the Purchaser and Stifel.*

4	Joint Filing Agreement, dated as of March 30, 2017, among each of the signatories listed therein.

5	Rule 10b5-1 Individual Purchase Plan, dated as of March 24, 2017, between Parent and Stifel.*

*              Certain portions have been redacted, confidential treatment has been, or will be, requested, and redacted portions have separately been, or will be, filed with the SEC.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 30, 2017

Zall Development (HK) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Cross-border E-commerce Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development (BVI) Holding Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Group Ltd.

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

Zall Development Investment Company Limited

By:	/s/ Yan Zhi
Name: Yan Zhi
Title: Director

/s/ Yan Zhi
Name: Yan Zhi

Attachment A

Attachment A of the Initial Statement is hereby amended and supplemented by adding the following to the end of Attachment A:

“Zall Development (HK) Holding Company Limited, a company incorporated in Hong Kong

Listed below are the names, citizenship and present principal occupation or employment of the directors of Purchaser.  The principal address of Purchaser disclosed in Item 2 above is incorporated into this Attachment A with respect to such director and executive officer.

Directors

Name	Citizenship	Present Principal Occupation or Employment
Mr. Yan Zhi	PRC	Director, and see information provided above.

Name	Citizenship	Present Principal Occupation or Employment
Cui Jinfeng	PRC	Director, and see information provided above.”